UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Exact name of Registrant as specified in its charter)

Florida	021-118336	65-0925265
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One North Federal Hwy., Boca Raton, Florida		33432
(Address of principal executive offices)		(Zip Code)

(561) 362-3400

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange on Which is
Title of Each Class to be So Registered	Each Class to be Registered
None	Not applicable

If this form relates to the	If this form relates to the
registration of securities pursuant to	registration of securities pursuant to
Section 12(b) of the Exchange Act	Section 12(g) of the Exchange Act
and is effective pursuant to General	and is effective pursuant to General
Instruction A.(c), please check the	Instruction A.(d), please check the
following box. ☐	following box. ☒

Securities Act registration statement file number to which this form relates:    Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

1st United Bancorp, Inc. (“1st United”) is a Florida corporation. References to the “Registrant,” “we,” “our” or “us” mean and refer to 1st United. We have been subject to the periodic reporting requirements of Section 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”), as amended, since the Securities and Exchange Commission declared effective our Registration Statement (the “Securities Act Registration Statement”) filed with the Securities and Exchange Commission on Form S-4 on November 19, 2007. The Securities Act Registration Statement was declared effective by the Securities and Exchange Commission on January 18, 2008. As of our fiscal year end on December 31, 2008, we had assets exceeding $10,000,000 and more than 500 holders of record of our common stock (“Common Stock”), $0.01 par value per share. Accordingly, we are registering our Common Stock in this registration statement on Form 8-A.

Item 1. Description of Registrant's Securities to be Registered.

Set forth below is a summary of the terms of our capital stock. This summary is qualified in its entirety by reference to our Articles of Incorporation and Bylaws and to the applicable provisions of the Florida Business Corporation Act. For a complete description, we refer you to our Articles of Incorporation and Bylaws, which have been filed with the Securities and Exchange Commission and are incorporated herein by reference as exhibits to this registration statement.

General

Our authorized capital stock consists of 15,000,000 shares of Common Stock, of which 8,670,231 shares were issued outstanding as of April 15, 2009. Additionally, as of April 15, 2009, there were 1,051,723 exercisable options to acquire shares of our Common Stock.

We are also authorized to issue 5,000,000 shares of preferred stock, of which we have designated 750,000 shares as Series A Non-Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”), 460,000 shares as Series B Non-Cumulative Perpetual Preferred Stock (“Series B Preferred Stock”), 10,000 shares as Series C Fixed Rate Cumulative Perpetual Preferred Stock (“Series C Preferred Stock”), and 501 shares of Series D Fixed Rate Cumulative Perpetual Preferred Stock (“Series D Preferred Stock”).

Common Stock

General

Holders of our Common Stock are entitled to receive such dividends as may from time to time be declared by our Board of Directors out of funds legally available for such purposes. We can pay dividends on our Common Stock only if we have paid or provided for the payment of all dividends, if any, to which holders of our outstanding Series C Preferred Stock and Series D Preferred Stock are entitled. Holders of Common Stock are entitled to one vote per share on all matters on which the holders are entitled to vote and do not have any cumulative votes in the election of directors. Holders of Common Stock have no conversion, redemption or sinking fund rights. In the event of our liquidation, dissolution or winding-up, holders of Common Stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities, and the satisfaction of the liquidation preferences of the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and any other series of preferred stock then outstanding. Holders of Common Stock do not have any preemptive or other preferential rights to purchase any shares of equity securities issued by us from time to time.

The rights, preferences, and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Our Articles of Incorporation and Bylaws contain certain provisions designed to assist our Board in protecting our and our shareholders’ interests if any group or person attempts to acquire control of us.

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Our outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

Restrictions on Dividends and Repurchases Under Agreement with U.S. Treasury

Prior to March 13, 2012, unless we have redeemed the Series C Preferred Stock and Series D Preferred Stock or the U.S. Treasury has transferred the Series C Preferred Stock and Series D Preferred Stock to a third party, the consent of the U.S. Treasury will be required for us to (i) pay a dividend on our Common Stock or (ii) repurchase our Common Stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the securities purchase agreement with the U.S. Treasury.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our Common Stock.

Preferred Stock

Under our Articles of Incorporation, our Board of Directors has the power, without further action by the holders of Common Stock, to designate and issue from time to time the preferred stock in series having such designations, powers, preferences, rights and limitations, and on such terms and conditions as the Board of Directors shall from time to time determine. Such rights and preferences include those as to voting, dividends (including whether dividends are cumulative), redemption (including sinking fund provisions), liquidation preferences, and conversion.

Series A Non-Cumulative Perpetual Preferred Stock

Our Board of Directors has authorized for issuance 750,000 shares of Series A Preferred Stock.

The initial dividend rate is 7.65% per annum of the purchase price per share (i.e., $10.00 per share) and is non-cumulative. This initial dividend rate will be in effect from the dates the shares were sold until the earlier of (i) three years from that date or (ii) the redemption of the shares. Upon the expiration of the initial dividend period, the dividend rate will reset to a fluctuating rate equal to the United States Treasury Rate plus 615 basis points. Dividend payments will be paid quarterly only if, and only to the extent that, (i) neither we nor 1st United Bank is restricted from paying the dividend payments by regulation or order of the Federal Reserve or the State of Florida; and (ii) the dividend payments do not cause our or 1st United Bank’s capital to not meet the definition of “well capitalized” or “adequately capitalized”.

In the event that the federal income tax laws change such that the dividend payments are taxed at a federal income tax rate other than 15%, the dividend rate will be adjusted to a rate that provides the same effective after-tax yield as if the dividend payment was taxed at 15%.

In the event of our liquidation, dissolution, or winding up, the holder of each share of Series A Preferred Stock shall be paid out of the assets available for distribution an amount equal to the per share purchase price of the shares, plus declared and unpaid dividends, before any payments or distribution to the holders of the shares of any other class or series of stock.

The shares of Series A Preferred Stock have no voting rights. We may, at our option, redeem the shares of Series A Preferred Stock at any time and from time to time for an amount equal to the per share purchase price, plus declared and unpaid dividends.

On February 27, 2009, we entered into exchange agreements with the holders (“Series A Holders”) of our Series A Preferred Stock. Pursuant to the exchange agreements, the Series A Holders exchanged 459,503 shares of Series A Preferred Stock having a liquidation preference of $4,595,030.00 for 459,503 shares of our Series B Preferred Stock.

As of April 15, 2009, no shares of our Series A Preferred Stock remain outstanding.

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Series B Non-Cumulative Perpetual Preferred Stock

Our Board of Directors has authorized for issuance 460,000 shares of Series B Preferred Stock.

The initial dividend rate is 7.65% per annum of the purchase price per share (i.e., $10.00 per Share) and is non-cumulative. This initial dividend rate will be in effect from the dates the shares were sold until the earlier of (i) May 2, 2011 or (ii) the redemption of the shares. Upon the expiration of the initial dividend period, the dividend rate will reset to a fluctuating rate equal to the United States Treasury Rate plus 615 basis points. Dividend payments will be paid quarterly only if, and only to the extent that, (i) neither we nor 1st United Bank is restricted from paying the dividend payments by regulation or order of the Federal Reserve or the State of Florida; and (ii) the dividend payments do not cause our or 1st United Bank’s capital to not meet the definition of “well capitalized” or “adequately capitalized”. When cumulative dividends of the Series C Preferred Stock or the Series D Preferred Stock are not paid when due, all dividends declared on shares of our equity securities ranking, as to dividends, pari passu with the Series B Preferred Stock (including the Series C Preferred Stock or the Series D Preferred Stock) and payable on such due date, shall be declared pro rata so the respective amounts of such dividends declared shall bear the same ratio to each other as all accrued and unpaid dividends per share on all shares bear to each other.

In the event that the federal income tax laws change such that the dividend payments are taxed at a federal income tax rate other than 15%, the dividend rate will be adjusted to a rate that provides the same effective after-tax yield as if the dividend payment was taxed at 15%.

In the event of our liquidation, dissolution, or winding up, the holder of each share of Series B Preferred Stock shall be paid out of the assets available for distribution an amount equal to the per share purchase price of the shares, plus declared and unpaid dividends, before any payments or distribution to the holders of the shares of our Common Stock or any other equity securities ranking, as to liquidation, junior to the Series B Preferred Stock.

The shares of Series B Preferred Stock have no voting rights. We may, at our option, redeem the shares of Series B Preferred Stock at any time and from time to time for an amount equal to the per share purchase price, plus declared and unpaid dividends.

As of April 15, 2009, 459,503 shares of our Series B Preferred Stock were issued and outstanding.

Series C Fixed Rate Cumulative Perpetual Preferred Stock

Our Board of Directors has authorized for issuance 10,000 shares of Series C Preferred Stock.

Dividends on the Series C Preferred Stock are payable quarterly in arrears, when, as, and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on a $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum until March 13, 2014, and (ii) 9% per annum thereafter. Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on May 15, 2009.

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series C Preferred Stock will rank:

▪	Senior to our Common Stock and all other equity securities designated as ranking junior to the Series C Preferred Stock; and
▪

At least equal to all other equity securities designated as ranking on a parity basis with the Series C Preferred Stock with respect to the payment of dividends and distribution of assets upon our liquidation, dissolution, or winding-up.

In the event of our liquidation, dissolution, or winding up, the holder of each share of Series C Preferred Stock shall be paid out of the assets available for distribution an amount equal to the per share purchase price of the shares,

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plus declared and unpaid dividends, before any payments or distribution to the holders of the shares of our Common Stock or any other equity securities ranking, as to liquidation, junior to the Series C Preferred Stock.

Pursuant to the terms of the recently enacted American Recovery and Reinvestment Act of 2009, we may, upon consultation with the Federal Reserve, repay the amount received for the Series C Preferred Stock at any time, without regard to whether we have replaced such funds from any source or to any waiting period.

Holders of shares of Series C Preferred Stock have no right to exchange or convert such shares into any other securities.

Except as indicated below or otherwise required by law, the holders of Series C Preferred Stock do not have any voting rights:

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series C Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our Board of Directors will automatically be increased by two and the holders of Series C Preferred Stock will have the right, together with the holders of any outstanding parity stock with like voting rights (“Voting Parity Stock”), voting as a single class, to elect two directors (“Preferred Stock Directors”), at the next annual meeting of shareholders (or at a special meeting called for the purpose of electing the Preferred Stock Directors before the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full.

Once all accrued and unpaid dividends for all past dividend periods have been paid in full, the Preferred Stock Directors will immediately cease to be qualified as directors, their term of office will terminate immediately and our number of authorized directors will be reduced by the number of Preferred Stock Directors previously elected. The holders of a majority of shares of Series C Preferred Stock and Voting Parity Stock, voting as a class, may remove any Preferred Stock Director, with or without cause, and the holders of a majority of the shares of Series C Preferred Stock and Voting Parity Stock, voting as a class, may fill any vacancy created by the removal of a Preferred Stock Director. If the office of a Preferred Stock Director becomes vacant for any other reason, the remaining Preferred Stock Director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Class Voting Rights as to Particular Matters. In addition to any other vote or consent required by Florida law or by our Articles of Incorporation, the vote or consent of the holders of at least 66 2/3% of the outstanding shares of Series C Preferred Stock, voting as a separate class, is required in order to do the following:

▪

amend our Articles of Incorporation or the certificate of designation for the Series C Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series C Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution, or winding up of 1st United;

▪

amend our Articles of Incorporation or the certificate of designation for the Series C Preferred Stock in a way that adversely affects the rights, preferences, privileges, or voting powers of the Series C Preferred Stock; or

▪

consummate a binding share exchange or reclassification involving the Series C Preferred Stock or a merger or consolidation of 1st United with another entity, unless (i) the shares of Series C Preferred Stock remain outstanding or, in the case of a merger or consolidation in which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Series C Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series C Preferred Stock prior to consummation of the transaction, taken as a whole.

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To the extent holders of the Series C Preferred Stock are entitled to vote, holders of shares of the Series C Preferred Stock will be entitled to one vote for each share then held.

As of April 15, 2009, 10,000 shares of our Series C Preferred Stock were issued and outstanding.

Series D Fixed Rate Cumulative Perpetual Preferred Stock

Our Board of Directors has authorized for issuance 501 shares of Series D Preferred Stock. The rights, preferences, and other terms of the Series D Preferred Stock are identical to the rights, preferences, and other terms of the Series C Preferred Stock.

As of April 15, 2009, 500 shares of our Series D Preferred Stock were issued and outstanding.

Indemnification of Directors, Officers, and Employees

The Florida Business Corporation Act authorizes a company to indemnify its directors and officers in certain instances against certain liabilities that they may incur by virtue of their relationship with the company. A company may indemnify any director, officer, employee or agent against judgments, fines, penalties, amounts paid in settlement, and expenses incurred in any pending, threatened or completed civil, criminal, administrative, or investigative proceeding (except an action by the company) against him in his capacity as a director, officer, employee, or agent of the company, or another company if serving in such capacity at the company’s request if he (i) acted in good faith; (ii) acted in a manner which he reasonably believed to be in or not opposed to the best interests of the company; and (iii) with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful. Furthermore, a company may indemnify any director, officer, agent or employee against expenses incurred in defense or settlement of any proceeding brought by the company against him in his capacity as a director, officer, employee or agent of the company, or another company if serving in such capacity at the company’s request, if he: (i) acted in good faith; (ii) acted in a manner which he reasonably believed to be in or not opposed to the best interests of the company; and (iii) is not adjudged to be liable to the company (unless the court finds that he is nevertheless reasonably entitled to indemnity for expenses which the court deems proper). A company must repay the expenses of any director, officer, employee or agent who is successful on the merits of an action against him in his capacity as such.

A Florida company is authorized to make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, except for acts or omissions which constitute (i) a violation of the criminal law (unless the individual had reasonable cause to believe it was lawful); (ii) a transaction in which the individual derived an improper personal benefit; (iii) in the case of a director, a circumstance under which certain liability provisions of the Florida Business Corporation Act are applicable (related to payment of dividends or other distributions or repurchases of shares in violation of such Act); or (iv) willful misconduct or a conscious disregard for the best interest of the company in a proceeding by the company, or a company shareholder. A Florida company also is authorized to purchase and maintain liability insurance for its directors, officers, employees and agents.

Under our Bylaws, we may indemnify our directors and officers to the fullest extent permitted by applicable law. We have entered into Indemnification Agreements with each member of the Board of Directors, which provide that we and 1st United Bank will indemnify each such person to the fullest extent permitted by applicable law.

Federal banking law, which is applicable to us as a financial holding company and to 1st United Bank as an insured depository institution, limits our and 1st United Bank’s ability to indemnify our and its directors and officers. Neither 1st United Bank nor we may make, or agree to make, indemnification payments to an institution-affiliated party such as an officer or director in connection with any administrative or civil action instituted by a federal banking agency if as a result of the banking agency action the indemnitee is assessed a civil money penalty, is removed from office or prohibited from participating in the conduct of our or 1st United Bank’s affairs, or is subject to a cease and desist order. Prior to the resolution of any action instituted by the applicable banking agency, 1st United Bank, or we, as applicable, may indemnify officers and directors only if the respective board of directors, as the case may be, (i) determines that the indemnified person acted in good faith, (ii) determines after investigation that making indemnification payments would not affect our safety and soundness or the safety and soundness of 1st

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United Bank, as the case may be, and (iii) if the indemnified party agrees in writing to reimburse us or 1st United Bank, as the case may be, for any indemnity payments which turn out to be impermissible.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 2. Exhibits.

EXHIBIT NO.	DESCRIPTION

3.1	Amended and Restated Articles of Incorporation of the Registrant - incorporated herein by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form 10-Q (filed 7/22/08) (No. 000-1415277)

3.2

Certificate of Designation for Series A Non-Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on April 25, 2008 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers, and relative rights - incorporated herein by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K (filed 5/14/08) (No. 000-1415277)

3.3

Certificate of Designation for Series B Non-Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on February 25, 2009 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers, and relative rights - incorporated herein by reference to Exhibit 3.3 of the Registrant’s Annual Report on Form 10-K (filed 3/13/09) (No. 000-1415277)

3.4

Certificate of Designation for Series C Fixed Rate Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on March 3, 2009 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers, and relative rights - incorporated herein by reference to Exhibit 3.4 of the Registrant’s Annual Report on Form 10-K (filed 3/13/09) (No. 000-1415277)

3.5

Certificate of Designation for Series D Fixed Rate Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on March 3, 2009 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers, and relative rights - incorporated herein by reference to Exhibit 3.5 of the Registrant’s Annual Report on Form 10-K (filed 3/13/09) (No. 000-1415277)

3.6	Bylaws of the Registrant - incorporated herein by reference to Exhibit 3.2 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

4.1	Form of Common Stock Certificate*

* Filed herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

1ST UNITED BANCORP, INC.
(Registrant)

Date: April 28, 2009	By:	/s/ John Marino
John Marino
President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation of the Registrant - incorporated herein by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form 10-Q (filed 7/22/08) (No. 000-1415277)

3.2

Certificate of Designation for Series A Non-Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on April 25, 2008 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers, and relative rights - incorporated herein by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K (filed 5/14/08) (No. 000-1415277)

3.3

Certificate of Designation for Series B Non-Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on February 25, 2009 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers, and relative rights - incorporated herein by reference to Exhibit 3.3 of the Registrant’s Annual Report on Form 10-K (filed 3/13/09) (No. 000-1415277)

3.4

Certificate of Designation for Series C Cumulative Fixed Rate Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on March 3, 2009 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers, and relative rights - incorporated herein by reference to Exhibit 3.4 of the Registrant’s Annual Report on Form 10-K (filed 3/13/09) (No. 000-1415277)

3.5

Certificate of Designation for Series D Cumulative Fixed Rate Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on March 3, 2009 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers, and relative rights - incorporated herein by reference to Exhibit 3.5 of the Registrant’s Annual Report on Form 10-K (filed 3/13/09) (No. 000-1415277)

3.6	Bylaws of the Registrant - incorporated herein by reference to Exhibit 3.2 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

4.1	Form of Common Stock Certificate*

* Filed herewith

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